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                               Artest Corporation
                               678 Almanor Avenue
                               Sunnyvale, CA 94085

                                January 31, 2001

Via Edgar and Overnight Mail
----------------------------

Russell Mancuso, Esq.
Michael K. Ferraro, Esq.
Angela Crane
Margery Reich
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

                  Re:  Artest Corporation (File No. 333-40744)
                       Form RW-Application for Withdrawal

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Artest Corporation, a California corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-40744, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 3, 2000.

                  Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 5,750,000 shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since October 17, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                  Please send a facsimile copy of the order consenting to the withdrawal of the Registration Statement to Christina Chiaramonte, Esq. of Brobeck Phleger & Harrison LLP at (415) 442-1010 as soon as it is available.
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                  Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Christina Chiaramonte of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (415) 442-1345.

                                      Sincerely,

                                      ARTEST CORPORATION

                                      By: /s/ Jen Kao
                                          -------------------------------
                                          Jen Kao
                                          President and Chief Executive Officer


cc:      Stephen Richards, Robertson Stephens
         Christina Chiaramonte, Esq., Brobeck, Phleger & Harrison LLP Bradley S. Fenner, Esq., Latham & Watkins LLP
         Michael R. Fassler, Esq., Latham & Watkins LLP
         Craig E. Isom, Arthur Andersen LLP
         John W. Muffolini, Arthur Andersen LLP
         Thomas S. Choe, Nasdaq National Stock Market, Inc.